                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number 1-10397
                                                                        --------

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K and Form 10-KSB  [] Form 20-F  [] Form 11-K
[] Form 10-Q and Form 10-QSB  [] Form N-SAR

For Period Ended: September 30, 2001
                  ------------------

     [] Transition Report on Form 10-K      [] Transition Report on Form 20-F
     [] Transition Report on Form 11-K      [] Transition Report on Form 10-Q
     [] Transition Report on Form N-SAR

For the Transition Period Ended: .............................

                       -----------------------------------
             READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                              PLEASE PRINT OR TYPE.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable
--------------------------------------------------------------------------------
                         Part I - Registrant Information

Full Name of Registrant AmeriQuest Technologies, Inc.
                        -----------------------------


Address of Principal Executive Office (Street and Number) 48 Swan Way, Suite 101
                                                          ----------------------

City, State and Zip Code   Warminster, Pennsylvania 18974
                           ------------------------------

                       Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/X/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              Part III -- Narrative

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The fiscal year of AmeriQuest Technologies, Inc. (the "Company") ended on September 30, 2001. Since that time the Company has been working with Margolis & Company P.C., its auditors. Margolis & Company P.C. has completed their audit of the Company's September 30, 2001 consolidated financial statements.

The Company has been working on preparing its Form 10-K, but could not complete it in a timely manner without unreasonable expense or effort to allow its previous auditors, Arthur Andersen LLP, sufficient time to review the current Form 10-K filing in order to provide its consent for inclusion of its opinion relating to the consolidated financial statements as of September 30, 2000 and for each of the two years in the period then ended in the Company's Annual Report on Form 10-K. The Company represents that it will file its Form 10-K no later than the 15th calendar day following the prescribed due date of such Form 10-K for the fiscal year ended September 30, 2001.

                          Part IV -- Other Information

(1) Name and telephone number of person to contact in regard to this notification:

         Jon D. Jensen         (267)            280-0446
         ----------------------------------------------------
         (Name)             (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes  [] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         AmeriQuest Technologies, Inc.
         -----------------------------
         (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 28, 2001                         By:  ___________________________
                                                     Jon D. Jensen
                                                     Chief Executive Officer and
                                                     Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
        Intentional misstatements or omissions of fact constitute Federal
                    Criminal Violations (See 18 U.S.C. 1001).

 Form12b-25.T.GeneralInstructions.

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendment thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendment thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended modification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.